EXHIBIT 99.1

B2Gold Continuing to Operate at Fekola Mine Despite Temporary Labour Action; Implementation of MOU with State of Mali Continues

VANCOUVER, British Columbia, Dec. 02, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces that it is closely monitoring a strike that began on November 29, 2024, by certain employees at the Company’s Fekola Mine in Mali. Under the notice provided to the Company by the Fekola workers union, the strike commenced on November 29, 2024 with a seven day duration ending on December 5, 2024. The Company is continuing to operate the Fekola mill at full throughput capacity during this period and still expects to be toward the lower end of its annual production guidance for the Fekola Mine of between 420,000 and 450,000 ounces of gold in 2024.

The health, safety and security of B2Gold employees remains the Company’s foremost priority. During the seven-day strike period, the Company is continuing to operate critical infrastructure and the mill on a reduced roster, maintaining the expected gold production profile during the period. It is important to note that under Malian legislation, employees are authorized to provide minimum service, and participation in strikes is not compulsory for employees who elect to continue to work.

The Company believes that the labour action is primarily in response to the action B2Gold has taken against a small number of Fekola employees that previously engaged in illegal activities detrimental to productivity at the Fekola Mine, including “go slow” actions by the mining employees and an illegal sit in at the Fekola management office in August 2024. During this period, B2Gold urged all Fekola employees to avoid involvement in these illegal activities and, in line with Malian law, Fekola’s current union agreements and the B2Gold employee code of conduct, has commenced the disciplinary process for those employees who chose to engage in the illegal activities.

B2Gold remains ready and willing to participate in meetings with the Fekola workers union to reach a resolution, and will continue to adhere to legal procedures, respecting the rights of all its employees, inviting the union to engage in a constructive dialogue, and providing the authorities with all requested information. Fekola has well-documented and recognized procedures for raising any form of grievance, as well as established engagement platforms in place with union representatives, to engage on issues concerning B2Gold’s employees. B2Gold is committed to the highest standards for integrity and transparency and will continue to focus on safe and sustainable mining at Fekola, which brings great benefits to the workforce, the surrounding communities and the State of Mali.

In addition, the Company continues to make progress with the State of Mali on their respective deliverables and implementation of the necessary steps under the Memorandum of Agreement signed in September 2024, including the issuance of the necessary permits to commence exploitation at Fekola Regional (located 25 kilometers north of the Fekola Mine). Upon issuance of the exploitation permit for Fekola Regional, mining operations will begin with initial gold production expected to commence in early 2025, with the potential to generate approximately 80,000 to 100,000 ounces of additional gold production on an annualized basis from Fekola Regional sources through the trucking of open pit ore to the Fekola mill. B2Gold continues to have a strong working relationship with the Malian Government.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 800,000 and 870,000 ounces in 2024.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2024; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024; trucking of selective higher-grade saprolite material from Fekola Regional to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources; and the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence in early 2025. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com